UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Resignation of Nicolaas L. Paardenkooper from the CEO and Director Positions/Appointment of Lina S. Saheb as Interim CEO

On December 8, 2022, Nicolaas L. Paardenkooper resigned from his positions as Chief Executive Officer and Director of the Board of Directors (“Board”) of Brooge Energy Limited (the “Company”) and all its subsidiaries companies. Mr. Paardenkooper will be joining BPGIC Holdings Ltd., the Company’s majority shareholder, on a full-time basis. A copy of Mr. Paardenkooper’s resignation letter is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The Board has promoted Ms. Lina S. Saheb to the position of Interim Chief Executive Officer, assuming all of the responsibilities formerly held by Mr. Paardenkooper. Mr. Paardenkooper has agreed to be available on an as needed basis to assist in the transition for the immediate future.

Exhibit No.	Description of Exhibit
99.1	Resignation Letter dated December 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 8, 2022	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb Title: Interim CEO

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